MINUTES OF MEETING OF

BOARD OF DIRECTORS

EURO DOT, Inc.

Special meeting of the Board of Directors of the above-named Corporation was held on the:

Date:September 15, 2021

Time:7:30 PM

Place:5830 East Second Street

Casper, WY 82609

By telecommunications.

The following Directors were present by teleconference, constituting a quorum:

David Stybr

David Zich

Karel Cvejn

Justin Mathews

Ales Kudrna

Upon motion duly made, and approved, it was:

NOTICE that the commitment letter from the United States Securities and Exchange Commission (“SEC) was noted and received on July 13, 2021, which relates to the filing on June 16, 2021, with the Securities and Exchange Commission of 1 A – Offering Statement (Regulation A), was authorized.  Under the terms of the Offering Statement, the Corporation proposes to sell 1,000,000 shares of common stock at $5.00 per share and attached one-year warrants to purchase common stock at $10.00 per share.  Declaration of the filing was identified as 1 A - Offering Statement, RSS Feed No. 024-11553; SEC File No. 211621005;  CIK No. 0001867604.  A copy of the Offering Circular is available at SEC website – CIK 1867604.

RESOLVED that the Corporation plans to file its answer to the NOTICE announced above during the month of October 2021, which will include updated quarterly financial statements and related exhibits for the period ending September 30, 2021. In connection with the submission of the financial statements, the Corporation intends to make certain adjustments to such statements which will be made part of the Offering Circular.  These adjustments relate directly to the Business Model and its execution. Additionally, the Corporation plans to terminate all future activities associated with EURODOT Investment Bankers until further notice. All the declarations are to be included in the amended SEC answer.

RESOLVED, the Corporation has authorized David Stybr to the write offs and/or liquidation of certain assets. The substance, description and amount are not known at the present time, except to determine they no longer are viable to the effective management. Mr. Stybr is permitted to present his findings.

RESOLVED, the Corporation accepts Mr. Stybr’s verbal report that the EURODOT Investment Bankers project be terminated.  As part of his dissertation, he outlined the plan to create a broker-dealer network in the United States and Canada, registered with the appropriate federal and provincial agencies to market and offer for sale registered limited partnership certificates to allow the holders of such certificates to receive the entire depreciation allowances on rolling stock on our transportation fleet so designated for the program plus a fixed return on the sale/lease package. Depreciation is a form of cost recovery for capital investments and the calculation of depreciation allowances are valuable to certificate holders as an offset to lease revenues. Our fixed depreciation plan allows for conversion and transference as a pass-through under IRS codes, which permits the certificate holder to account for the depreciation deduction as the lease income is earned.  Since the transportation fleet can be depreciated at an accelerated rate, the pass-through in value to the certificate holders, and the revenue under the lease of equipment agreement, the return is known in advance providing that the vehicles in the program remain in service.

Originally, it was planned that in calendar 2021, EURODOT Investment Bankers would have completed its licensing process and have at least 10 states permitted to commence business.  Mr. Stybr’s final remarks for withdrawing from EURODOT Investment Bankers was related to the Corporation’s inability to have sufficient capital to execute its Business Model, due primarily from the delay in the procuring the public funds from the Corporation’s stock offering.

RESOLVED, that Mr. Stybr is authorized to amend the Assignment and Contingency Agreement of March 18, 2021, that assigned the Asset Purchase Agreement of January 25, 2021, to acquire Sambular Logistic a.s.

THERE ARE NO FURTHER business to come before the meeting, upon motion duly made, seconded, and unanimously adopted, the meeting was adjourned.

/ss/ David Stybr

________________________

David Stybr

President

/ss/ David Zich

________________________

David Zich

Assistant Secretary

/s/ Karel Cvejn

/s/Justin Mathews

/s/Ales Kudrna